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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
           Solicitation/Recommendation Statement Pursuant to Section
                14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                             Command Systems, Inc.
                           (Name of Subject Company)

                             Command Systems, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   200903102
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Stephen L. Willcox
        Executive Vice President, Chief Operating Officer and Secretary
                             Command Systems, Inc.
                             76 Batterson Park Road
                         Farmington, Connecticut 06032

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a Copy To:

                             Warren J. Nimetz, Esq.
                          Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 318-3000


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ITEM 1. SUBJECT COMPANY INFORMATION.

  The name of the subject company is Command Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 76 Batterson Park Road, Farmington, Connecticut 06032. The telephone number of the principal executive offices of the Company is (860) 409-2000. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"). As of January 26, 2001, there were 7,659,665 shares of Common Stock issued and outstanding and outstanding options to purchase an aggregate of 727,901 shares of Common Stock under the Company's 1997 Employee, Director and Consultant Stock Plan, as amended and restated, and various option agreements.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

  The name and business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

  This statement relates to the tender offer (the "Offer") being made by ICICI Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of ICICI Infotech Inc., a Delaware corporation ("Parent"), as set forth in the Tender Offer Statement on Schedule TO, dated February 12, 2001 (as amended or supplemented, the "Schedule TO"), to purchase all outstanding shares of Common Stock (the "Shares") at $5.00 per Share, net to the sellers in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the "Offer Documents") included in the Schedule TO. A copy of the Offer to Purchase has been filed as Exhibit (a) (1) hereto and is incorporated herein by reference. Copies of the Offer Documents are being furnished to the Company's stockholders concurrently with this
Schedule 14D-9.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 26, 2001, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that following the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a subsidiary of Parent (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e) (1) hereto and is incorporated herein by reference.

  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least 60% of the outstanding shares of the Common Stock on a fully-diluted basis (the "Minimum Condition"). The Offer is also subject to certain other conditions, a summary of which is included in Section 15 of the Offer to Purchase and incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the statement of conditions to the Offer set forth in Annex A of the Merger Agreement, a copy of which is filed as Exhibit
(e) (1) hereto and is incorporated herein by reference.

  In order to induce Parent and Purchaser to enter into the Merger Agreement, a Stock Tender Agreement with Parent and Purchaser was entered into by the stockholders party thereto (the "Tender Agreement"), which stockholders beneficially own, in the aggregate, 4,551,750, or approximately 60%, of the outstanding shares of Common Stock. The Tender Agreement is filed as Exhibit
(e) (2) hereto and is incorporated herein by reference.

  As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 450 Raritan Center Parkway, Edison, New Jersey 08837. All information in this Schedule 14D-9 or incorporated by reference herein concerning Parent, Purchaser and their respective affiliates, or actions or events in respect of any of them, was provided by Parent and Purchaser, and the Company assumes no responsibility for such information.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are, except as noted below, described under the captions "Board of Directors and Executive Officers," "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached hereto as Annex B and is incorporated herein by reference. Except as described or referred to herein and in Annex B attached hereto, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

  In connection with the transactions contemplated by the Merger, the following agreements and arrangements were entered into: (i) the Merger Agreement, (ii) the Tender Agreement, (iii) the Employment Agreement, dated as of January 26, 2001, by and among Parent, the Company and Edward G. Caputo (the "Employment Agreement"), and (iv) the Confidentiality Agreement, dated April 26, 2000, between the Company and Parent (the "Confidentiality Agreement").

  THE MERGER AGREEMENT. A summary of the material provisions of the Merger Agreement is included in Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)
(1) hereto and is incorporated herein by reference.

  THE TENDER AGREEMENT. A summary of the material provisions of the Tender Agreement is included in Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Tender Agreement, the form of which is filed as Exhibit
(e) (2) hereto and is incorporated herein by reference.

  EMPLOYMENT AGREEMENT. A summary of the material provisions of the Employment Agreement is included in Section 11 ("The Merger Agreement and Other Agreements") of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Employment Agreement, the form of which is filed as Exhibit (e) (4) hereto and is incorporated herein by reference.

  EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND VARIOUS OTHER OPTION AGREEMENTS. The holders of options to purchase Shares under the Company's 1997 Employee, Director and Consultant Stock Plan, as amended and restated, and various option agreements that the Company has entered into with certain employees of the Company have interests in the transactions contemplated by the Merger Agreement as described below. The Board is aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  COMMAND SYSTEMS, INC. 1997 EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN AND VARIOUS OTHER OPTION AGREEMENTS. The Company's 1997 Employee, Director and Consultant Stock Plan, as amended and restated, and various option agreements entered into by the Company with certain employees of the Company provide for, among other things, accelerated vesting and cash out of Company stock options and account balances in the event the Company is to be consolidated with, or acquired by, another entity in a merger, the value of the cash payment being equal to the excess of the fair market value of the Shares subject to such stock options (determined by the Board as being $5.00 per Share) over the exercise price thereof.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

  A press release announcing the execution of the Merger Agreement is filed herewith as Exhibit (a) (3) and is incorporated herein by reference.

  (b) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

  During the early part of the Board's fiscal 1999 strategic review of the Company's operating and financial performance and future prospects, the Board discussed with the Company's management ("Management") possible steps to achieve growth in revenue and profitability and to maximize stockholder value, including the pursuit of strategic alternatives. At a meeting of the Board held on March 19, 1999, Mr. Edward G. Caputo, Chairman of the Board and President of the Company, indicated that he had received from time to time inquiries about pursuing possible combinations with other companies. The Board agreed at the meeting that the Company should continue to informally investigate strategic alternatives.

  On April 14, 1999, at a meeting of the Board, the Board's Chairman, Mr. Caputo, indicated that he had received a proposal from BancBoston Robertson Stephens ("BBRS") regarding its engagement to pursue various alternatives for the Company, including the possible sale of the Company. After discussing the proposed terms of the engagement, the Board agreed to engage BBRS to examine the strategic alternatives available to the Company.

  In June 1999, BBRS reported back to the Board that they had identified 48 potential parties which might be interested in pursuing a transaction with the Company. Of the 48 potential parties contacted, only 9 had requested and been provided with an Executive Summary concerning the Company and 23 had expressed no interest. BBRS reported that of the parties interested in a transaction with the Company, the franchise value of the Company's insurance company relationships, its regional focus and its strong cash position were listed as the Company's positive factors while the Company's negative factors included its recent operating results, its staff augmentation concentration and its relatively small size.

  At a Board meeting held on June 30, 1999, BBRS identified one company which requested further meetings with the Company. BBRS reported that while no pricing was discussed, this company indicated that any proposal made by it would likely involve consideration consisting of a combination of cash and securities. After discussion, the Board requested BBRS to continue its process and also gave BBRS its approval for BBRS to contact certain companies that the Company had previously asked BBRS not to pursue for various reasons.

  By the time of a Board meeting held on September 1, 1999, the Company had met once with the company previously identified by BBRS, which resulted in no further developments, and no other parties were identified as having an interest in pursuing a potential transaction with the Company. Consequently, the Board instructed BBRS to suspend its search for strategic alternatives for the Company and terminated the Company's engagement of BBRS as of the date of the meeting.

  On April 25, 2000, Mr. Ronald E. Sanderson, President of Ronald E. Sanderson and Associates, Inc., contacted Mr. Willcox to discuss the possibility of a potential transaction between Parent and the Company. Subsequently, on April 26, 2000, a confidentiality agreement with respect to communications and information about the Company was executed by Parent and the Company.


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  On April 27, 2000, Mr. M.B. Battliwala, Executive Vice President of Parent,
Mr. Caputo and Mr. Willcox met to exchange background information on their respective companies. As negotiations between Parent and Management continued with respect to a potential acquisition by Parent of the Company, two offers from potential strategic partners to purchase an interest in the Company's Indian subsidiary, Command International Software ("CIS"), were received by the Company. On June 13, 2000, Manoj Kunkalienkar, Joint President of ICICI Infotech Services Limited, an affiliate of Parent, and V. Srinivasan, Managing Director and Chief Executive Officer of ICICI Infotech Services Limited, met with Management to discuss potential acquisition structures or working relationships between the Company and Parent. At a Board meeting held on July 11, 2000, Mr. Caputo reported that negotiations with respect to the two offers regarding the Company's Indian subsidiary were ongoing as well.

  On August 1, 2000, Mr. Willcox delivered a letter to Mr. Sanderson detailing the possible synergies resulting from a combination of the Company and an acquiring company in the information technology business. Also beginning in the month of August, representatives of Parent arrived at the offices of the Company to conduct on-site due diligence, which lasted through the month of November 2000.

  On August 11, 2000, a special telephonic meeting of the Board was held to discuss negotiations with i-flex solutions, ltd. ("i-flex"), one of the strategic partners that had submitted an offer to purchase an equity interest in CIS. Mr. Caputo reported that Mr. Willcox was expected to negotiate a final term sheet with i-flex, subject to Board approval.

  On August 16, 2000, Mr. V. Srinivasan, representatives of Sridhar & Santhanam ("S&S"), consultants to Parent, and other representatives of Parent met with Mr. Caputo and Mr. Willcox in Bombay, India, during which meeting Mr. Srinivasan requested an outline of the process the Company would have to undergo in order to be acquired by Parent. On August 22, 2000, a process outline was prepared by Fulbright & Jaworski L.L.P. ("Fulbright"), legal counsel to the Company, and delivered to Parent on the following day.

  On August 26, 2000, Parent delivered to the Company a letter of interest in acquiring the Company (the "Letter of Interest"). The Letter of Interest set forth, among other things, the purchase of all the Shares for a purchase price between $4.00-$6.50 per Share and an exclusivity period during which Parent could conduct its due diligence review of the Company and the Company would not solicit or engage in discussions with any other person concerning the acquisition of the Company or any of its assets, other than a possible purchase by i-flex of a 26% interest in CIS (the "Exclusivity Period"), until September 30, 2000.

  On August 29, 2000, the Board held a meeting to discuss the Letter of Interest, including Parent's request for an Exclusivity Period ending on September 30, 2000. After discussion, the Board approved the Letter of Interest, except that the Exclusivity Period would end on September 15, 2000. The Board also discussed the proposed arrangement with i-flex pursuant to which i-flex would acquire 26% of CIS for 68.13 million Indian rupees (approximately US $1.5 million at the then-current exchange rate) and enter into certain other business relationships with the Company. The Board directed Management to review with counsel the effect of the proposed transaction with i-flex on the Company, including the effect of such transaction on the potential transaction with Parent, and directed Management to report back to the Board.

  On September 5, 2000, the Company countersigned the Letter of Interest, with the Exclusivity Period to expire on September 15, 2000 and on September 8, 2000, representatives of Parent met with Management to discuss the capabilities, services, products, markets, customers and operations of the Company and Parent.

  On September 8, 2000, representatives of Parent, including Mr. K.V. Kamath, Managing Director and Chief Executive Officer of ICICI Limited, the ultimate parent of Parent, Purchaser and their affiliates, met with representatives of the Company to discuss the capabilities, services, products, markets, customers and operations of the Company and Parent.

  At a meeting held on September 12, 2000, the Board received, based on Management's numerous meetings and discussions with Parent regarding the terms of a potential transaction between Parent and the Company, a formal written offer from Parent (the "First Offer Letter"). The First Offer Letter set forth a purchase price of $5.00 per Share and a request to extend the Exclusivity Period to October 30, 2000. The First Offer Letter also

                                       4
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proposed that the parties consider alternative structures, including, without limitation, an asset purchase transaction.

  After its review of the First Offer Letter, the Board requested that Management seek clarification and modification of certain matters set forth in the First Offer Letter, including a modification requiring Parent to structure the transaction as a cash tender offer for all outstanding Shares or a merger with a cash payment for all outstanding Shares, in each case with all stockholders of the Company to be treated equally and to receive the same consideration. The Board also instructed Management to require Parent to complete its due diligence no later than September 25, 2000, on which date the Exclusivity Period would end. A letter setting forth the Board's request was delivered to Parent on September 13, 2000. Such letter also stated that the Company would extend the Exclusivity Period to October 15, 2000; provided, among other things, that Parent complete its diligence by September 25, 2000 and express, in writing, no later than noon on September 25, 2000, its intent to proceed with its offer upon substantially the terms described in the First Offer Letter, as modified in accordance with such letter.

  During the last two weeks of September, the parties exchanged several more letters covering due diligence issues and extensions of the Exclusivity Period. The Board subsequently resolved to extend the Exclusivity Period to the earlier of October 15, 2000 or the date on which the Board responds to a revised offer from Parent, which was anticipated to be received on September 29, 2000. A letter setting forth such an extension was sent to Parent the following day. On September 29, 2000, the Company received a revised offer letter from Parent (the "Revised Offer Letter"). The Revised Offer Letter set forth, among other things, the purchase of all the Shares for a purchase price of $5.00 per Share in cash and the employment of Mr. Caputo by the Company for a period of two years after the purchase of the Company by Parent.

  On October 5, 2000, at the request of several members of the Board, the Company sought proposals from various investment bankers for the purpose of retaining financial advisory and investment banking services, particularly in connection with any transaction that may result from the Company's discussions with Parent. On October 10, 2000, the Board held a meeting by telephone to discuss proposals from investment bankers. The Board decided to engage Ladenburg Thalmann & Co. Inc. ("Ladenburg") to serve as the Company's exclusive financial advisor in assisting the Company's evaluation of the potential transaction with Parent for a fee of approximately $600,000. On the same date, Mr. Srinivasan and other representatives of Parent met with Management to discuss the process outline in connection with the proposed transaction.

  On October 13, 2000, a meeting of the Board took place, with all the members in attendance, to review and discuss the plans of Management to restructure the business with the goal of achieving short-term and long-term profitability. Ladenburg made a presentation comparing the plans of Management to Parent's offer.

  During the second half of October, the parties exchanged several more letters extending the Exclusivity Period first to October 31, 2000 and then to November 15, 2000. The parties also addressed the terms of Mr. Caputo's employment agreement and the possibility of indemnification by Mr. Caputo of any breach of the representations and warranties to be made by the Company in the Merger Agreement.

  On October 24, 2000, a special meeting of the Board was held by telephone to continue discussing Ladenburg's analysis of the proposal made by Parent and the restructuring plans prepared by Management. The Board then asked Ladenburg to join the meeting and inquired about the possibility of achieving a higher price than the $5.00 per Share offered by Parent. The Board instructed Ladenburg to seek a higher price and report back to the Board. Subsequently, Ladenburg reported back to Management that Parent was unwilling to offer a higher price than $5.00 per Share.

  During the first half of November, representatives of the Company and Parent continued to meet and discuss the terms of a potential transaction. On November 14, 2000, an initial draft of the Merger Agreement was delivered to Parent by Fulbright.

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  On November 17, 2000, representatives of Parent and the Company met to review the major issues outstanding with respect to the transaction, including Parent's request that Mr. Caputo indemnify Parent and Purchaser for any breaches by the Company of the representations and warranties contained in the Merger Agreement. At that time, the feasibility of purchasing insurance coverage for any breach of the Company's representations and warranties was first discussed. On November 21, 2000, the Board met by telephone to review an update on the potential transaction with Parent. At that time, Fulbright described the status of the negotiations of the draft Merger Agreement, including the issues discussed at the November 17 meeting.

  On December 7, 2000, the Board met to receive an update from Management regarding the potential transaction with Parent. Management reported to the Board that i-flex had requested a meeting with Mr. Caputo to discuss i-flex's proposed transaction with the Company. The Board advised Management to remind i-flex that the proposed transaction between i-flex and the Company remained subject to Board approval. The Board then determined that the Company was required to suspend its communication with i-flex so long as the Company continued negotiations with Parent regarding the potential transaction with Parent.

  During the first week of December, Parent suspended discussions with the Company due to a standstill between Parent and the Board regarding the issue of a "lock-up" of a majority of the outstanding shares of the Company's common stock held by Mr. Caputo. Parent indicated that it would not pursue a potential transaction with the Company unless Mr. Caputo agreed to tender his shares pursuant to the Tender Agreement even if the Merger Agreement was terminated by the Board in the face of a Superior Proposal (as defined in the Merger Agreement). The Board expressed its strongly held position that Mr. Caputo's obligation must be co-terminus with the Company's or it would effectively preclude the possibility of any other offers being made for the Company since any would-be acquiror would be unable to purchase a majority of the outstanding Shares. The Board felt strongly that a realistic "fiduciary out" must be preserved whereby the Company could effectively terminate the Merger Agreement in the event of a Superior Proposal.

  On December 11, 2000, Mr. Caputo reported at a Board meeting that Parent agreed to resume negotiations for the finalization of the Merger Agreement and management employment contracts, subject to the Board's review of the issue regarding the lock-up of Mr. Caputo's Shares. The Board reiterated its views on maintaining a real fiduciary out and a reasonable termination fee, but expressed its interest in continuing to pursue a potential transaction with Parent.

  At a Board meeting held on December 19, 2000, Fulbright advised that in order to proceed in any potential transaction with Parent, the Board needed to consider, with the assistance of its investment bankers, whether the transaction value offered by Parent was the highest immediate value reasonably available to the stockholders of the Company, and only in that case, and assuming the Board otherwise believed the offer by Parent was in the best interests of the Company's stockholders, should the Board consider agreeing to the lock-up of Mr. Caputo's shares. Ladenburg then presented its views as to the value of the Company and the likelihood that other potential buyers would offer a price in excess of $5.00 per Share. After a thorough review of the various valuation formulas, the equity market performance of information technology services companies and the likelihood of other potential buyers making an offer for the Company after a transaction was announced, Ladenburg advised that it believed that it was unlikely that a higher value could be obtained in the near term. The Board then directed Management to find out more information from Parent regarding Parent's means of financing the transaction and to further examine whether, through other mechanisms such as an increased termination fee, Parent would be willing to allow the Company to maintain a fiduciary out.

  During the final weeks of December and the first week of January 2001, the Company and Parent continued to negotiate over, among other things, obtaining insurance coverage for any breach by the Company of its representations and warranties made in the Merger Agreement, including apportionment of the cost. As a result of these negotiations, it was agreed by Parent that it would bear the entire cost of obtaining the insurance coverage without a decrease in the $5.00 per Share offer price in exchange for Mr. Caputo agreeing to the elimination of a $200,000 incentive payment payable to him under his draft employment agreement, then under negotiation, following consummation of the transactions.

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  At a meeting of the Board held on January 9, 2001, Fulbright reported to the
Board that Parent had agreed not to require Mr. Caputo to lock-up his shares in exchange for an 8.5% termination fee and up to $950,000 in transaction cost and expense reimbursement if the transaction were to be terminated by the Company or by Parent as a result of the Board's withdrawal of its recommendation to proceed with the transaction with Parent after the Company entered into the Merger Agreement with Parent. Fulbright also reported that certain items relating to the representations and warranties insurance previously negotiated by the Company and Parent and issues relating to management employment contracts remained open. Ladenburg then reviewed with the Board the financial terms of the Merger Agreement and a financial analysis of the consideration to be paid by Parent in the proposed transaction. Additionally, Ladenburg gave a presentation outlining (i) a comparative analysis of premiums paid of selected acquisitions in the information technology services industry, (ii) a comparative company analysis of selected other publicly traded information technology service companies, (iii) a comparative transaction analysis of ten transactions with transaction values of up to $354.3 million and (iv) a discounted cash flow analysis for the Company. Ladenburg also delivered an oral opinion to the Board that, as of such date, the consideration to be paid by Parent to the holders of the Shares in the Offer and Merger was fair from a financial point of view to the holders of the Shares.

  On January 25, 2001, the Board held a telephonic meeting to review the resolution of the final draft of the proposed Merger Agreement. Fulbright reviewed the terms of the Merger Agreement and the Employment Agreement between Parent and Mr. Caputo. Ladenburg then updated its presentation delivered at the Board meeting held on January 9, 2001, reporting no substantive changes thereto and re-delivered its oral opinion to the Board that, as of January 26, 2001, the consideration to be paid by Parent to the holders of the Shares in the Offer and Merger was fair from a financial point of view to the holders of the Shares. Ladenburg subsequently confirmed its oral opinion by delivery of its written opinion, dated January 26, 2001.

  After the Board had an opportunity to ask questions, the Chairman presented a resolution to enter into the Merger Agreement. The Board determined that the terms of the Offer and the Merger were fair and in the best interests of the stockholders of the Company, approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and determined to recommend that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer and approve and adopt the Merger Agreement.

  After receiving Board approval, the Company entered into the Merger Agreement on January 26, 2001 with Purchaser and Parent.

  REASONS FOR THE BOARD'S CONCLUSIONS. In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including the following:

    (i) the Board's familiarity with, and information provided by Management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry and market conditions, the nature of the markets in which the Company operates, the Company's position in such markets, and the historical and current market prices for the Shares;

    (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger and (y) the fact that financing is not a condition to the Offer and the Merger as it has already been obtained, thereby enabling stockholders to obtain cash for their Shares quickly;

    (iii) that the per Share price contemplated by the Merger Agreement, at $5.00 per Share, net to the stockholder, represented a significant 81.82% premium above the $2.75 closing price of the Common Stock one day prior to January 26, 2001, 135.3% premium above the $2.13 closing price of the Common Stock one week prior to January 26, 2001, and 150.0% premium above the $2.00 closing price of the Common Stock four weeks prior to January 26, 2001;

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    (iv) the fact that the Company had undergone a process of soliciting potential acquirors in 1999 with no success;

    (v) the presentation of Ladenburg at the January 26, 2001 Board meeting and the opinion of Ladenburg to the effect that, as of such date, and subject to the assumptions made, matters considered and limitations of the review undertaken in connection with their opinion, as set forth in their opinion, the consideration to be paid by Purchaser to the holders of the Shares in the Offer and the Merger was fair from a financial point of view to the holders of the Shares. The full text of the written opinion of Ladenburg, dated January 26, 2001, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A hereto and is incorporated herein by reference. The opinion of Ladenburg referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or as to how any holder of Shares should vote with respect to the Merger. All stockholders are urged to, and should, read the opinion of Ladenburg carefully in its entirety;

    (vi) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an Acquisition Proposal that a majority of the Board determines in good faith could be reasonably expected to result in a Superior Proposal, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law, and that the Merger Agreement permits the Company's Board to terminate the Merger Agreement in certain circumstances in the exercise of its fiduciary duties;

    (vii) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a termination fee of $3,400,000 to Parent and reimburse Parent for its actual expenses incurred in connection with the transaction up to $950,000;

    (viii) the likelihood that the transaction would be consummated, including the conditions to the Offer, and Parent's financial strength, including its undertaking to provide Purchaser with all necessary funds to purchase the Shares; and

    (ix) a consideration of alternatives to the sale of the Company, including without limitation, continuing to operate the Company as a public company and not engaging in any extraordinary transaction.

  The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that stockholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

  (c) INTENT TO TENDER.

  After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company not a party to the Tender Agreement currently intends to tender all Shares held of record or beneficially owned by such person to Purchaser in the Offer, except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

  Pursuant to a letter agreement dated October 10, 2000, the Company engaged Ladenburg Thalmann & Co., Inc. to act as its financial advisor in connection with the possible sale of the Company or any of its assets, business or equity, debt or other securities to Parent. Pursuant to the terms of this letter agreement, the Company agreed to pay Ladenburg:

  .  $100,000 upon execution of the letter agreement; and

  . $300,000 on the date when Ladenburg notifies the Company its ability to issue the Fairness Opinion.

  . Additional fees in connection with any testimony required to be given by an employee of Ladenburg in any pre-trial proceeding or trial of any action in which the Fairness Opinion is the subject of questioning, including fees of $2,500 per diem for the testimony of any of its Managing Directors, $2,000 per diem for the testimony of any of its Vice Presidents, $1,500 per diem for any of its Associates, $1,000 per diem for any of its Analysts and $500 per diem for any of its administrative employees.

  The Company also agreed to pay Ladenburg a transaction fee based on the outcome of the transaction:

  . if a transaction between the Company and Parent is consummated within 24 months after the date of the letter agreement, the Company shall pay to Ladenburg a transaction fee of $600,000; and

  . if the aggregate consideration for the transaction between the Company and Parent exceeds $40,000,000, the Company shall pay to Ladenburg an additional transaction fee of 2.5% of any aggregate consideration in excess of $40,000,000 paid by Parent, less the fees already paid by the Company to Ladenburg pursuant to the terms of the letter agreement.

  The Company also has agreed to reimburse Ladenburg for their reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Ladenburg against certain liabilities, including those resulting from any threatened or pending investigation, action, proceeding or dispute arising out of Ladenburg's entering into or performing services under the letter agreement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  During the past 60 days, no transactions in the Shares have been effected by the Company or any subsidiary of the Company, or, to the knowledge of the Company, any affiliate or any executive officer or director of the Company, except for Shares purchased under the Company's employee stock option grants and the Company's 2000 Non-Employee Director Stock Purchase Plan, made in the ordinary course of business.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  (b) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

  (a) DELAWARE GENERAL CORPORATION LAW

  Under the Delaware General Corporation Law ("DGCL"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under DGCL, a significantly longer period of time will be required to effect the Merger. In such an event, due to an agreement among the Purchaser and two major stockholders of the Company to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, stockholder approval of the Merger is assured if the Offer is completed.

  (b) The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit
 Number                                Description
 -------                               -----------
 (a)(1)  Form of Letter Transmittal (incorporated by reference to Exhibit
         (a)(1)(B) to the Schedule TO of Purchaser filed on February 12, 2001).
 (a)(2)  Opinion of Ladenburg Thalmann & Co. Inc., dated January 26, 2001
         (included as Annex A to this Schedule 14D-9).
 (a)(3)  Press Release, issued by Parent and the Company on January 26, 2001
         (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the
         Company on January 29, 2001).
 (a)(4)  Offer to Purchase, dated February 12, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on February
         12, 2001).
 (e)(1)  Agreement and Plan of Merger, dated as of January 26, 2001, by and among the Company, Parent and Purchaser (incorporated by reference to
         Exhibit 99.2 of Form 8-K filed by the Company on January 29, 2001).
 (e)(2)  Stock Tender Agreement, dated January 26, 2001, by and among Parent,
         Purchaser, Edward G. Caputo and PHL Global Holding Company
         (incorporated by reference to Exhibit 99.3 of the Form 8-K filed by the Company on January 29, 2001).
 (e)(3)  The Information Statement of the Company, dated February 12, 2001
         (included as Annex B to this Schedule 14D-9).
 (e)(4)  Employment Agreement, dated as of January 26, 2001, by and among
         Parent, the Company and Edward G. Caputo (incorporated by reference to
         Exhibit (d)(3) to the Schedule TO of Purchaser filed on February 12,
         2001).

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

                                          COMMAND SYSTEMS, INC.

                                               /s/ Stephen L. Willcox
                                          By:__________________________________

                                          Name: Stephen L. Willcox
                                          Title: Executive Vice President,
                                          Chief
                                          Operating Officer and Secretary

                                                                        ANNEX A

January 26, 2001

Board of Directors
Command Systems, Inc.
Pond View Corporate Center
76 Batterson Park Road
Farmington, Connecticut 06032

Dear Sirs:

  Ladenburg Thalmann & Co. Inc. ("Ladenburg") understands that Command Systems, Inc., a Delaware corporation ("Command"), ICICI Infotech Inc., a Delaware corporation ("Parent") and ICICI Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") have proposed entering into an Agreement and Plan of Merger dated January 26, 2001, (the "Merger Agreement") pursuant to which (a) Purchaser shall be merged with and into Command and the separate corporate existence of Purchaser shall thereupon cease (the "Merger"), (b) Command shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of Command with all its rights, privileges, immunities, powers and franchises shall continue immediately after the Merger. Ladenburg also understands that as promptly as practicable, but in no event later than eleven business days after the public announcement of the execution of the Merger Agreement, Purchaser shall commence an offer to purchase for cash all shares of the issued and outstanding Command Common Stock at a price per share of $5.00 net to the seller in cash (the "Offer Price"). Pursuant to the Merger each share of Command Common Stock shall be converted into the right to receive the Offer Price and each outstanding stock option ("Option"), as set forth in the Merger Agreement, whether or not then vested or exercisable, shall be cancelled and converted into the right to receive from Command an amount of cash equal to the product of (i) the number of shares of Command Common Stock subject to each Option and (ii) the excess, if any, of the Offer Price over the exercise price per share of Command Common Stock of each Option. The merger transaction described in the Merger Agreement is referred to herein as the "Proposed Transaction." The terms and conditions of the Proposed Transaction are set forth in more detail in the Merger Agreement.

  You have requested the opinion of Ladenburg, as investment bankers, as to whether the consideration to be paid by Purchaser with respect to the Proposed Transaction is fair, from a financial point of view, to the stockholders of Command. Ladenburg has not been requested to solicit or entertain any other offers for the purchase of the stock or assets of Command or any other transaction involving Command. Ladenburg has not been requested to opine as to, and this opinion does not in any manner address, and shall not be construed as addressing, Command's underlying business decision to proceed with the Proposed Transaction, the relative merits of the Proposed Transaction as compared to any alternative business strategies that might exist for Command, or the fairness or otherwise of any of the other terms of the Proposed Transaction.

  In arriving at its opinion, Ladenburg has: (i) reviewed the Merger Agreement and related documents; (ii) attended management's October 13, 2000 presentation to the Board of Directors regarding implementation of a turnaround plan; (iii) reviewed Command's Annual Report to shareholders for the fiscal year ended December 31, 1999; (iv) reviewed Command's Quarterly Reports on Form 10-Q for the periods ended September 30, 2000, June 30, 2000 and March 31, 2000; (v) reviewed Command's annual financial statements on Form 10-K for the fiscal years ended December 31, 1997, 1998 and 1999; (vi) reviewed certain other historical, operating and financial information and projections, provided to us by the management of Command relating to its business prospects; (vii) met with certain members of senior management of Command to discuss its business and operations, financial condition and future prospects; (viii) visited and toured Command's headquarters in Farmington, Connecticut; (ix) compared the results of operations of Command with those of certain companies which we deemed to be reasonably comparable to Command; (x) reviewed the historical market prices and trading volume for Command's publicly traded securities; and (xi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions. In addition to the foregoing, Ladenburg has conducted such other analyses and examinations and considered such other financial, economic and market criteria as Ladenburg deemed necessary in arriving at its opinion.

  In rendering its opinion, Ladenburg has assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information publicly available or furnished to it by Command and its respective agents, or otherwise discussed with them. Ladenburg did not undertake an appraisal of any of the individual assets or liabilities of Command. With respect to financial forecasts and other information provided to or otherwise discussed with Ladenburg and prepared by the senior management of Command with respect to the expected future financial condition and performance of Command, Ladenburg assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgements of such senior management. With respect to all legal matters, we have relied on the advice of counsel to Command. Ladenburg's opinion expressed herein is necessarily based upon financial, economic, stock market and other conditions and circumstances existing and disclosed as of the date hereof.

  Ladenburg is acting as a financial advisor to the Board of Directors of Command in connection with the Proposed Transaction and will receive a fee for its services and reimbursed expenses. In addition, Command has agreed to indemnify Ladenburg for certain liabilities arising out of such services.

  The opinion expressed herein is strictly for the use of the Board of the Directors of Command. Neither this opinion nor any copies or excerpts therefrom may be publicly distributed or disclosed to any third person, firm or corporation without the express prior written consent of Ladenburg which consent will not be unreasonably withheld.

  Based upon and subject to the foregoing and other factors it deemed relevant, Ladenburg is of the opinion that, as of the date hereof, the consideration to be paid by Purchaser to the holders of Command Common Stock with respect to the Proposed Transaction is fair from a financial point of view to the stockholders of Command.

                                          Respectfully submitted,

                                          Ladenburg Thalmann & Co. Inc.

                                                                        ANNEX B

                             COMMAND SYSTEMS, INC.
                            76 Batterson Park Road
                         Farmington, Connecticut 06032

                       Information Statement Pursuant to
             Section 14(f) of the Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

  This Information Statement is being mailed on or about February 12, 2001, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Command Systems, Inc. (the "Company") to the holders of record of shares of common stock, par value $.01 per share, of the Company ("Common Stock") with respect to the offer made by ICICI Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of ICICI Infotech Inc., a Delaware corporation ("Parent"), to purchase all the shares of Common Stock currently outstanding and not owned directly or indirectly by Parent, Purchaser or the Company (the "Shares") at a price of $5.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase dated February 12, 2001, and in the related Letter of Transmittal (together, the "Offer Documents"). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to the Agreement and Plan of Merger, dated as of January 26, 2001, by and among the Company, Parent and Purchaser (the "Merger Agreement"). The Offer Documents and the Merger Agreement are more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex B.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The information set forth herein relating to Parent, Purchaser or the Purchaser Designees (as defined below) has been provided to the Company by Parent and Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                  CERTAIN INFORMATION CONCERNING THE COMPANY

  The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of January 26, 2001, there were 7,659,665 shares of Common Stock outstanding, of which Parent and Purchaser own no shares as of the date hereof.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

  The Merger Agreement provides that promptly after Purchaser has purchased at least 60% of the shares of the Common Stock outstanding on a fully-diluted basis pursuant to the Offer, Purchaser will be entitled to designate for election as directors of the Company (the "Purchaser Designees") such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors of the Company constituting the whole Board (giving effect to the directors designate by Parent pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares outstanding.

  The Merger Agreement further provides that the Company shall take all actions available to it to cause the Purchaser Designees to be elected to the Board as provided above, including increasing the size of the Board or securing the resignations of such number of its incumbent directors, or both, as is necessary.

  Notwithstanding the foregoing, the Merger Agreement further provides that at least two directors who were directors of the Company as of the date of the Merger Agreement or who are not otherwise affiliates of Parent shall serve on the Board at all times until the effectiveness of the Merger.

  Purchaser has informed the Company that it has chosen the Purchaser Designees listed on Schedule I attached hereto. Purchaser has informed the Company that each of the individuals listed on Schedule I is either a director or executive officer of Parent and/or its affiliates and has consented to act as a director of the Company. Parent and Purchaser have advised the Company that none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent or Purchaser and the Company that have been described herein, in the Schedule TO or the
Schedule 14D-9. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares as represents not less than 60% of the outstanding Shares on a fully diluted basis of the Common Stock, which purchase cannot be earlier than March 13, 2001.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information as of December 31, 2000 (except as otherwise noted in the footnotes), regarding the beneficial ownership (determined in accordance with the rules of the Securities and Exchange Commission (the "SEC"), which generally attributes beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities) of the Company's Common Stock of: (i) each person known by the Company to own beneficially more than five percent of the outstanding Common Stock; (ii) each director and nominee for director of the Company; (iii) each executive officer named in the Summary Compensation Table (see "Executive Compensation" below); and (iv) all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

Name and Address of Beneficial  Amount and Nature of Beneficial Percentage of
Owner(1)                           Ownership of Common Stock    Common Stock
------------------------------  ------------------------------- -------------
Edward G. Caputo...............            3,972,500                51.9%
PHL Global Holding Company ....              579,250                 7.6%
 One American Row
 P.O. Box 5956
 Hartford, CT 06102
Chapman Capital LLC ...........              384,700                 5.0%
 Continental Grand Plaza
 300 N. Continental Blvd.
 Hartford, CT 06102
Stephen L. Willcox.............               60,000(2)                *
William P. Scharfenstein.......                9,000(2)                *
Holly Neumann..................                6,340(2)                *
Todd Child.....................                2,500(2)                *
John T. Crawford...............                1,000(2)                *
John J.C. Herndon..............              585,250(3)              7.6%
Theodore Ketterer..............               12,500                   *
James M. Oates.................                7,000(4)                *
Joseph D. Sargent..............                9,750(5)                *
All directors and executive
 officers as a group (10
 persons)......................            4,665,840(6)             59.9%

--------
 *  Less than one percent.
(1) The address of each beneficial owner who is an individual is c/o Command Systems, Inc., 76 Batterson Park Road, Farmington, CT 06032.
(2) Represents options to purchase shares of Common Stock within 60 days.
(3) Includes 579,250 shares owned by PHL Global Holding Company. Mr. Herndon is the Vice President of Strategic Development for Phoenix Home Life Mutual Insurance Company, which is the parent of PHL Global Holding Company. Mr. Herndon expressly disclaims beneficial ownership of such shares. Also includes Mr. Herndon's options to purchase an aggregate of 6,000 shares of Common Stock within 60 days.
(4) Includes options to purchase an aggregate of 6,000 shares of Common Stock within 60 days.
(5) Includes options to purchase an aggregate of 4,750 shares of Common Stock within 60 days.
(6) Includes each of the directors' and executive officers' options to purchase within 60 days an aggregate number of shares of Common Stock equal to 95,590.

  Subsequent to the date of the above table, according to a Schedule 13D/A filed on January 31, 2001 by Chapman Capital Partners L.P., an affiliate of Chapman Capital LLC, as of January 31, 2001, Chapman Capital LLC ceased to beneficially own any shares of the Company's Common Stock.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires directors and executive officers of the Company and persons who beneficially own more than ten percent of the Common Stock to file reports of ownership and changes in ownership of Common Stock with the Securities and Exchange Commission and the New York Stock Exchange. These persons are also required to furnish to the Company copies of all such reports.

  To the Company's knowledge, based solely on its review of the copies of such reports received by the Company, and written representations from certain reporting persons, directors and executive officers of the Company and all other reporting persons complied with all applicable filing requirements, except that Mr. John T. Crawford inadvertently failed to timely file a Form 3 to report the grant of options to purchase 5,000 shares of Common Stock at a purchase price of $1.75, subject to a three-year vesting schedule, upon joining as a director in November 1999.

                 THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE OFFICERS AND DIRECTORS

  Our executive officers and directors are as follows:

Name                     Age Positions Held (or Principal Occupation)
----                     --- ---------------------------------------
Edward G. Caputo........  50 President, Chief Executive Officer and Chairman of the Board of Directors
Stephen L. Willcox......  49 Executive Vice President, Chief Operating Officer, Secretary and Director
Christopher G. Aroh.....  33 Chief Financial Officer and Treasurer
Todd Child..............  36 Vice President of Project Development Services
Glenn M. King...........  48 Regional Vice President
Mohan Kumar.............  36 Chief Executive Officer of Command International Software
William P.
 Scharfenstein..........  53 Vice President of OTRC Services
William Tamburro........  45 Vice President of Recruiting and Human Resources
Holly Neumann...........  42 Regional Vice President
John T. Crawford(2).....  59 Director
John J.C. Herndon(1)....  69 Director
Theodore Ketterer(1)....  58 Director
James M. Oates(2).......  54 Director
Joseph D.
 Sargent(1)(2)..........  71 Director

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  Mr. Edward G. Caputo founded Command Systems, Inc. in April 1985 and has served as its President, Chief Executive Officer and Chairman of the Board of Directors since its inception. Prior to founding Command Systems, Inc., for eight years Mr. Caputo served as President of Computech, Inc., a privately held consulting services company which he founded in 1977 and sold to Price Waterhouse in 1985. From 1972 until he founded Computech, Mr. Caputo was a programmer for Electronic Data Systems, a systems integration company.

  Mr. Stephen L. Willcox has served as Executive Vice President, Chief Operating Officer and Secretary since December 1997 and as a Director of Command Systems, Inc. since October 1997. From July 1997 until December 1997, Mr. Willcox served as a strategic and financial consultant for Command Systems, Inc. From January 1995 to December 1996, Mr. Willcox served in various executive capacities, including President and Chief Operating Officer, of United HealthCare Administrators, Inc. (including its predecessor), a subsidiary of United HealthCare, a publicly held managed care company. From January 1993 to December 1994, Mr. Willcox served as the Vice President of Employee Benefits for The Travelers Corporation. From January 1982 to December 1992, Mr. Willcox held various positions in the Travelers Insurance Companies, where he most recently served as its Vice President of Corporate Finance. From 1973 to 1981, Mr. Willcox was employed by Coopers & Lybrand, including as General Practice Manager. Mr. Willcox is also a Certified Public Accountant and a Certified Management Accountant.

  Mr. Christopher G. Aroh has been employed by the Company since October 1999 and served as Chief Financial Officer and Treasurer since September 2000. Mr. Aroh is responsible for overseeing the Company's accounting, tax and financial reporting activities. Mr. Aroh was employed as Senior Audit Manager and the engagement manager for Command Systems, Inc. at the Hartford office of Ernst & Young. At Ernst & Young, Mr. Aroh was responsible for planning, coordinating and supervising audit engagements for companies ranging in size from development stage to major multi-national publicly held corporations. Mr. Aroh has extensive SEC experience with companies in a variety of industries, including technology, manufacturing and consumer products. Mr. Aroh is a Certified Public Accountant and earned a bachelor's degree from the University of Connecticut.

  Mr. Todd Child has served as Vice President of Project Development Services since October 1998. Mr. Child manages the U.S. domestic project business at the Company, focusing on delivering solutions to the Company's customers through dynamic teams of U.S. and India resources. Mr. Child is also responsible for the Company's internal information technology operations. After having spent 15 years in information technology across the financial services industry, Mr. Child has significant insurance, commercial finance and health care experience. As an information technology generalist, Mr. Child has hands-on experience in software development, information technology architecture and infrastructure. Prior to his employment with the Company, Mr. Aroh worked for an internet-based medical information start-up and gained international experience within the Transamerica financial services group. Mr. Child also worked for seven years at The Travelers, where he developed systems in support of the full range of personal and commercial insurance products with particular focus on managed care systems. Mr. Child graduated from the Rochester Institute of Technology with Honors in 1987.

  Mr. Glenn M. King has been employed by Command Systems, Inc. in various capacities since September 1986, most recently as Regional Vice President since January 1999, as Vice President of Marketing from October 1998 to January 1999, as Vice President of Recruiting from June 1998 to October 1998 and as Vice President of Marketing from November 1997 through June 1998. He has also been an Assistant Secretary of the Company since October 1998. From May 1983 to September 1986, Mr. King served as a Systems Analyst for the Travelers Insurance Company, the Hartford Insurance Group and Vantage Computer Systems. From May 1979 to May 1983, Mr. King served as a Licensed Insurance Adjuster for Metropolitan Property and Casualty Insurance Co.

  Mr. Mohan Kumar has served as General Manager and Chief Operating Officer since July 1996 and as a Director of Command International Software Pvt. since 1997. From 1989 through July 1996, Mr. Kumar held various positions in Wipro Systems, a large software company based in Asia.

  Mr. William P. Scharfenstein has served as Vice President of Professional Services since October 1998 and Vice President of Operations from February 1998 to October 1998. From 1973 to February 1998, Mr. Scharfenstein served in various capacities for Pratt & Whitney including Senior Systems Programmer, Business Support from 1973 to 1982, Senior Systems Analyst, Operations Research from 1982 to 1986, Superior Systems Programming & Operations from 1986 to 1992, MIS Manager, Powerplant Production from 1992 to June 1997, and MIS Manager, Eagle Service from July 1997 to February 1998. Previously, Mr. Scharfenstein served as Systems Analyst for Dunham-Bush, Beneficial Computing Services and Travelers Insurance Company.

  Mr. William Tamburro has served as Vice President of Staff Augmentation Services since February 2000 and as Vice President of Recruiting from October 1998 to February 2000. From June 1990 until October 1998 Mr. Tamburro served as Vice President of Information Systems recruiting for J. Morrissey & Co. From May 1985 until June 1990 Mr. Tamburro was employed in the recruiting and sales area of Command Systems, Inc. Previously, Mr. Tamburro performed programming functions with Computech, Inc., a privately-held consulting services company founded by Mr. Caputo.

  Ms. Holly R. Neumann has served as Regional Vice President since January 1999 and as New York Business Manager from April 1995 to December 1998. From 1983 to April 1995, Ms. Neumann served in various capacities for Digital Equipment Corporation, including as the Americas Financial Services New Business Marketing Manager and Manager of Product and Industry Marketing for the Eastern Region.

  Mr. John T. Crawford has served as a Director of Command Systems, Inc., since November 1999. Mr. Crawford has served as Group Senior Vice President of Information Technology for The Hartford Financial Services Group since September 1997 and Senior Vice President of Information Technology from March 1994 to September 1997 for The Hartford Financial Services Group.

  Mr. John J.C. Herndon has served as a Director of Command Systems, Inc. since December 1997. Mr. Herndon has served as the Vice President of Strategic Development for Phoenix since April 1996. In 1995, Mr. Herndon was a consultant to the Advest Group and successfully raised a private equity fund for investment in companies in the Connecticut River Valley. From 1993 to 1994, he was President of the Connecticut Development Authority, a quasi-public merchant bank for economic development, and in 1992, he served as Deputy Chief of Staff for Connecticut Governor Lowell Weicker. From 1977 to 1985, Mr. Herndon was Senior Vice President of City Investing Company in New York, a diversified international corporation engaged in insurance, manufacturing, construction and consumer services.

  Mr. Theodore Ketterer has served as a Director of Command Systems, Inc. since April 2000. Mr. Ketterer has served as a Managing Director and co-founder of Avian Securities, Inc. since June 1999. From January 1993 to June 1999, Mr. Ketterer was a Senior Vice President of Hambrecht & Quist LLC (now Chase H&Q, a division of Chase Securities Inc.). Mr. Ketterer also served as Vice President at Alex. Brown & Sons from December 1989 to January 1993.

  Mr. James M. Oates has served as a Director of Command Systems, Inc. since December 1997. Since November 1996 to the present, he has been the Chairman of IBEX Capital Markets, LLC. Mr. Oates currently is, and since 1994 has been, Managing Director of the Wydown Group, a consulting firm specializing in start-ups and growth strategies. From 1984 to 1994, Mr. Oates served as President and Chief Executive Officer of Neworld Bancorp. From 1983 to 1984, Mr. Oates served as President and Chief Operating Officer of Burgess and Leith, a full service brokerage firm. From 1977 to 1983, Mr. Oates served as President and Chief Operating Officer to Metro Bancholding Corporation. From 1973 to 1977, Mr. Oates served as Vice President of Centre Bank, N.A. Mr. Oates is a Director or Trustee of the Phoenix Mutual Funds. Mr. Oates serves on the Board of Directors of Connecticut River Bancorp, Investors Financial Services, Inc., Phoenix Investment Partners Ltd., Plymouth Rubber Company and Stifel Financial, all of which are publicly traded companies, and Investors Bank & Trust Co., AIB Govett Funds and Emerson Investment. He also serves as Vice Chairman of the Massachusetts Housing Partnership.

  Mr. Joseph D. Sargent has served as a Director of Command Systems, Inc. since January 1998. Mr. Sargent has served as Chairman and Principal of Bradley, Foster & Sargent since 1993. Also, since 1998, Mr. Sargent has served as Vice Chairman and Director of Connecticut Surety Corporation and its affiliates. From 1995 to 1996, Mr. Sargent served as Chairman and Director of S-K-I Ltd. Mr. Sargent served as Chairman, and later as Vice Chairman, of Conning & Company, an investment banking firm, from 1991 to 1995 and as its Chairman and Chief Executive Officer from 1988 to 1991. Mr. Sargent is a Director of Trenwick Group Inc., E.W. Blanch Holdings, Policy Management Systems Corporation, Mutual Risk Management Ltd., MMI Companies, Inc. and Executive Risk, Inc., all of which are publicly held companies.

  There are no family relationships among any of our executive officers and directors.

CERTAIN INFORMATION ABOUT THE BOARD

  The following information is furnished with respect to each member of the Board of Directors.

                               Year First     Principal Occupation During the Past Five
          Name           Age Became Director                    Years
          ----           --- --------------- -------------------------------------------
Directors Whose
Terms Expire In 2001
John J.C. Herndon.......  69      1997       Vice President of Strategic Development for
                                             Phoenix since April 1996. Consultant to the
                                             Advest Group in 1995. President of the
                                             Connecticut Development Authority and
                                             Deputy Chief of Staff for Connecticut
                                             Governor Lowell Weicker from 1992 to 1994.
Joseph D. Sargent.......  71      1998       Chairman and Principal of Bradley, Foster &
                                             Sargent since 1993. Vice Chairman and
                                             Director of Connecticut Surety Corporation
                                             and its affiliates since 1998. Chairman and
                                             Director of S-K-I Ltd. from 1995 to 1996.
                                             Chairman and Vice Chairman of Conning &
                                             Company from 1991 to 1995. Director of
                                             Trenwick Group Inc., E.W. Blanch Holdings,
                                             Policy Management Systems Corporation,
                                             Mutual Risk Management Ltd., MMI Companies,
                                             Inc. and Executive Risk, Inc.
Directors Whose
Terms Expire In 2002
Edward G. Caputo........  50      1985       President and Chief Executive Officer and
                                             Chairman of the Board of Directors of the
                                             Company since its inception in 1985.
Theodore Ketterer.......  58      2000       Managing Director and co-founder of Avian
                                             Securities, Inc. since June 1999. Senior
                                             Vice President of Hambrecht & Quist LLC
                                             (now Chase H&Q) from January 1993 to June
                                             1999. Vice President at Alex. Brown & Sons
                                             from December 1989 to January 1993.
James M. Oates..........  54      1997       Chairman of IBEX Capital Markets, LLC since
                                             November 1996. Managing Director of the
                                             Wydown Group since 1994. President and
                                             Chief Executive Officer of Neworld Bancorp
                                             from 1984 to 1994.
Directors Whose
Terms Expire In 2003
Stephen L. Willcox......  49      1997       Executive Vice President, Chief Operating
                                             Officer and Secretary of the Company since
                                             December 1997. Strategic and Financial
                                             Consultant to the Company from July 1997 to
                                             December 1997. Various executive
                                             capacities, including President and Chief
                                             Operating Officer, of United HealthCare
                                             Administrators, Inc. (including its
                                             predecessor),
                                             a subsidiary of United HealthCare, from
                                             January 1995 to December 1996. Various
                                             executive

                               Year First     Principal Occupation During the Past Five
          Name           Age Became Director                    Years
          ----           --- --------------- -------------------------------------------
                                             capacities including Vice President of
                                             Corporate Finance and Vice President of
                                             Employee Benefits for The Travelers
                                             Corporation from January 1982 to December
                                             1994.
John T. Crawford........  59      1999       Group Senior Vice President of Information
                                             Technology for The Hartford Financial
                                             Services Group since September 1997 and
                                             Senior Vice President of Information
                                             Technology from March 1994 to September
                                             1997 for The Hartford Financial Services
                                             Group.

BOARD MEETINGS AND COMMITTEES

  During the fiscal year ended December 31, 2000, the Board of Directors held 18 meetings. Each incumbent member of the Board attended at least 75% of the aggregate of meetings held by the Board and meetings held by each of the committees on which he has served during the fiscal year ended December 31, 2000.

  The Board of Directors of the Company has an Audit Committee and a Compensation Committee.

  The Audit Committee is composed of John J.C. Herndon, Joseph D. Sargent and Theodore Ketterer and met three times during the fiscal year ended December 31, 2000 on February 14, 2000, March 27, 2000 and August 29, 2000. The
functions of the Audit Committee include reviewing the Company's financial reporting process, systems of internal control and audit process, as well as the Company's process for monitoring compliance with the laws, regulations and the Company's code of conduct. The Committee also recommends independent auditors to the Board, reviews and approves the planned scope of the annual audit, proposed fee arrangements and the results of the annual audit, reviews the independence of the independent auditors, approves all assignments to be performed by the independent auditors, reviews transactions between the Company and its officers and directors and instruct the independent auditors, as deemed appropriate, to undertake special assignments.

  As of date of this Information Statement, the Audit Committee has not yet had an opportunity to review, or discuss with the Company's management, the Company's audited financial statements for the fiscal year ended December 31, 2000 and therefore has not recommended to the Board that the audited financial statements be included in the Company's annual report. For the same reason, the Audit Committee has not yet discussed with its independent auditors the matters required to be discussed by Statement on Auditing Standards 61 (Codification of Statements on Auditing Standards, AU (S) 380) for the current year. Additionally, the Audit Committee has not yet received the written disclosures and the letter for the current year from its independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) or discussed with its independent accountants their independence.

  The Board has adopted a written charter for the Audit Committee attached hereto as Exhibit A. The members of the Audit Committee are independent as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards.

  The Compensation Committee is composed of John T. Crawford, James M. Oates and Joseph D. Sargent and met once on August 29, 2000 during the fiscal year ended December 31, 2000. The Compensation Committee advises the Chief Executive Officer and the Board of Directors on compensation matters generally, determines the compensation of the Chief Executive Officer, reviews and takes action on the recommendation of the Chief Executive Officer as to the appropriate compensation of other officers and key personnel, and approves the grants of bonuses to officers and key personnel. The Compensation Committee is also responsible for the administration of the Company's 1997 Employee, Director and Consultant Stock Plan, as amended and restated.

                            EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth certain summary information concerning the compensation earned by (a) our President and Chief Executive Officer and (b) our four other most highly compensated executive officers whose total salary for the fiscal year ended December 31, 2000 exceeded $100,000 ("Named Executive Officers"), for services rendered to Command and its subsidiaries in all capacities during each of the fiscal years indicated. No executive who would otherwise have been includable in such table on the basis of salary and bonus earned for the fiscal year ended December 31, 2000 has resigned or otherwise terminated employment during the fiscal year ended December 31, 2000.

                                      Summary Compensation Table
                                 ---------------------------------------
                                      Annual              Long-Term
                                 Compensation(1)        Compensation
                                 ------------------- -------------------
                                                            Common Stock
                                            Salary   Bonus   Underlying
  Name and Principal Position     Year        ($)     ($)    Options(#)
  ---------------------------    ------    --------- ------ ------------
Edward G. Caputo                   2000      150,000      0         0
 President and Chief Executive     1999      150,000      0         0
 Officer                           1998      150,000      0         0

Stephen L. Willcox                 2000      175,000      0   120,000
 Executive Vice President,         1999      175,000      0   100,000
 Chief Operating Officer and       1998      175,000      0     50,00
 Secretary

Todd Child                         2000      176,000      0    36,358
 Vice President of Project         1999      127,000      0    10,000
 Development Services              1998(2)    24,000      0         0

William P. Scharfenstein           2000      168,750      0    52,500
 Vice President of Professional    1999      150,000 10,000    32,500
 Services                          1998      137,500      0    12,500

Holly Neumann                      2000      228,000 10,000    43,100
 Regional Vice President           1999      272,000      0    23,100
                                   1998      246,000      0     3,100

--------
(1) Amounts reflected do not include perquisites and other personal benefits received by any named executive, which, in all instances, were less than the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive.
(2) Mr. Child was employed by the Company for only a part of 1998.

  The following table provides information related to options granted to the Named Executive Officers during the fiscal year ended December 31, 2000.

                       Option Grants In Last Fiscal Year

                                       Individual Grants
------------------------------------------------------------------------------------------------
                                 % of Total                                     Potential
                                   Options                                  Realizable Value
                                 Granted to                              at Assumed Annual Rates
                         Options  Employees  Exercise or                     of Stock Price
                         Granted     in      Base Price    Expiration    Appreciation For Option
          Name           (#)(1)  Fiscal Year  ($/share)       Date               Term(2)
          ----           ------- ----------- ----------- --------------- -----------------------
Edward G. Caputo........    --       --           --         --      --              --
Stephen L. Willcox...... 20,000      5.8%       $3.16     4/7/10 102,946         163,925
Todd Child..............  3,858      1.1%       $3.16     4/7/10  19,858          31,621
                          2,500      0.7%       $3.13    2/14/10  12,746          20,296
                         20,000      5.8%       $1.75    8/11/10  57,011          90,781
William P.
 Scharfenstein.......... 20,000      5.8%       $3.16     4/7/10 102,946         163,925
Holly Neumann........... 20,000      5.8%       $3.16     4/7/10 102,946         163,925

--------
(1) Options are granted pursuant to and in accordance with our 1997 Employee, Director and Consultant Stock Plan, as amended and restated.
(2) Potential realizable value is based on the assumption that the price per share of Common Stock appreciates at the assumed annual rate of stock appreciation for the option term. The assumed 5% and 10% annual rates of appreciation compounded annually over the term of the option are set forth in accordance with the rules and regulations adopted by the Securities and Exchange Commission and do not represent our estimate of stock price appreciation.

  The following table sets forth information with respect to unexercised stock options held by persons named in the Summary Compensation Table at December 31, 2000. There were no stock options exercised during the fiscal year ended December 31, 2000 by such individuals.

                Aggregated Option Exercises In Last Fiscal Year
                       And Fiscal Year-End Option Values

                              Number of Unexercised     Value of Unexercised
                                  Options Held          in-the-Money Options
                             at  Fiscal Year End(#)   at Fiscal Year End($)(1)
                            ------------------------- -------------------------
           Name             Exercisable Unexercisable Exercisable Unexercisable
           ----             ----------- ------------- ----------- -------------
Edward G. Caputo...........      --           --           --           --
Stephen L. Willcox.........   60,000       60,000        2,800       11,200
Todd Child.................    2,000       34,358          560        7,840
William P. Scharfenstein...    9,000       43,500        1,120        4,480
Holly Neumann..............    6,340       36,760        1,120        4,480

--------
(1) Computed based upon the difference between the last sale price per share of the Company's Common Stock of $2.03 on December 29, 2000 and the exercise price of (i) $ 9.00, $3.16 and $1.75 per share in the case of Mr. Willcox, (ii) $3.16 and $1.75 per share in the case of Mr. Aroh, (iii) $12.00, $3.16 and $1.75 per share in the case of Mr. Scharfenstein and
    (iv) $9.00, $4.00, $3.16, $2.81 and $1.75 per share in the case of
    Ms. Neumann.

EMPLOYMENT AGREEMENTS

  Mr. Caputo had an employment agreement with the Company which expired on January 1, 2001. Mr. Caputo subsequently entered into the Employment Agreement, described in Item 3 of the Schedule 14D-9 to which this Information Statement is attached, with Parent and the Company.

  The Company and Mr. Willcox have entered into an employment agreement as of January 1, 1998 pursuant to which, among other things, in the event that Mr. Willcox's employment is terminated voluntarily or by the

Company for any reason other than for "cause" as defined in the agreement, Mr. Willcox will be entitled to a severance payment equal to one-half of his annual base salary in effect on the date of termination, but in no event less than $87,500. The Company may pay this severance either as a lump sum or over a six-month period following termination. The parties have not agreed to any specific term for Mr. Willcox's employment. In addition, Mr. Willcox has agreed to a non-competition provision during his term of employment and for a period of one year following termination of his employment. Under the agreement, he has also agreed to protect and preserve information and property which is confidential and proprietary to the Company.

  The Company and Mr. Scharfenstein have entered into an agreement dated as of April 1, 2000 pursuant to which, among other things, in the event that Mr. Scharfenstein's employment is terminated by the Company for any reason other than for "cause" as defined in the agreement, Mr. Scharfenstein will be entitled to severance payments for six months equal to one-half of his annual base salary in effect on the date of termination. At the time of entering into the agreement, Mr. Scharfenstein's annual salary was set at $175,000. The parties have not agreed to any specific term for Mr. Scharfenstein's employment. In addition, Mr. Scharfenstein has agreed to a non-competition provision during his term of employment and for a period of six months following termination of his employment. Under the agreement, he has also agreed to protect and preserve information and property which is confidential and proprietary to the Company.

  The Company and Ms. Neumann have entered into an agreement dated as of March 28, 1995, as amended on January 1, 1998 and November 15, 2000, pursuant to which, among other things, Ms. Neumann's base salary is set at $150,000. The parties have not agreed to any specific term for Ms. Neumann's employment. In addition, Ms. Neumann has agreed to a non-competition and confidentiality agreement with respect to her employment with, and information regarding, the Company's confidential and proprietary properties.

DIRECTOR COMPENSATION

  Non-employee directors each receive a monthly fee of $1,000 and are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings. Further, each non-employee director is provided the opportunity to elect to purchase shares of Common Stock at a rate equal to not less than eighty-five percent (85%) of the fair market value of the Common Stock on the last day of a designated offering period, in lieu of receiving cash payment of his or her director's fees during such offering period under the Company's 2000 Non-Employee Director Stock Purchase Plan. In general, there are four quarterly offering periods under the Company's 2000 Non-Employee Director Stock Purchase Plan during each calendar year. Non-employee directors are also eligible for participation in the Company's 1997 Employee, Director and Consultant Stock Plan, as amended and restated.

COMPENSATION OVERVIEW/ELEMENTS OF COMPENSATION

            Compensation Committee Report on Executive Compensation

  The Compensation Committee advises the Chief Executive Officer and the Board of Directors on compensation matters generally, determines the compensation of the Chief Executive Officer, reviews and takes action on the recommendation of the Chief Executive Officer as to the appropriate compensation of other officers and key personnel, and approves the grants of bonuses to officers and key personnel. The Compensation Committee is also responsible for the administration of the Company's 1997 Employee, Director and Consultant Stock Plan, as amended and restated.

  General Compensation Policy For Executive Officers. The fundamental policy of the Compensation Committee is to provide the Company's executive officers with competitive compensation opportunities based upon their contribution to the development and financial success of the Company and their personal performance. It is the Compensation Committee's objective to have a portion of each executive officer's compensation contingent upon the Company's performance as well as upon each executive officer's own level of performance. Accordingly, the compensation package for each executive officer is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) cash bonuses which reflect the achievement of performance objectives and goals, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders.

  Factors. The principal factors which the Compensation Committee considered with respect to each executive officer's compensation for fiscal year ending December 31, 2000 are summarized below. The Compensation Committee may, however, in its discretion apply entirely different factors with respect to executive compensation for future years.

    Base Salary. The base salary for each executive officer is determined on the basis of the following factors: experience, personal performance, the salary levels in effect for comparable positions within and without the industry, and internal base salary comparability considerations. The weight given to each of these factors differs from individual to individual, as the Compensation Committee deems appropriate. Base salaries are generally reviewed on an annual basis, with adjustments made in accordance with the factors indicated above. In addition, in reviewing annual adjustments, the Compensation Committee takes into account the Company's performance in the fiscal year then ended.

    Bonus. The incentive compensation of executive officers is closely related to Company performance. A portion of the cash compensation of executive officers consists of contingent compensation. Bonus awards are based on, among other things, performance objectives and goals that are tailored to the responsibilities and functions of key executives. Other than a bonus of $22,000 granted to Mr. Aroh and a bonus of up to $12,889 to Mr. Mohan Kumar, the Board of Directors did not approve any bonuses for its executive officers during the fiscal year ended December 31, 2000.

    Long-Term Incentive Compensation. Long-term incentives are provided through grants of stock options. The grants are designed to align the interests of each executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the Company. Each option grant allows the individual to acquire shares of the Company's Common Stock at a fixed price per share (generally, the market price on the grant date) over a specified period of time (up to ten years). Each option generally becomes exercisable in installments over a five-year period, contingent upon the executive officer's continued employment with the Company. Accordingly, the option grant will provide a return to the executive officer only if the executive officer remains employed by the Company during the vesting period, and then only if the market price of the underlying shares appreciates. The Company granted certain options prior to its initial public offering. The Board of Directors did grant stock options to purchase an aggregate of 131,358 shares of the Company's Common Stock to its executive officers during the fiscal year ended December 31, 2000.

    CEO Compensation. In determining the base salary payable to the Company's Chief Executive Officer in 2000, the Compensation Committee considered the CEO's performance in fiscal year ended December 31, 1999, and the Company's performance in fiscal year ended December 31, 1999. As a result of the Company's performance for the fiscal year ended December 31, 2000, the Board of Directors determined not to grant Mr. Caputo a year-end bonus or stock option grant.

  Compliance with Internal Revenue Code Section 162(m). Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies a federal income tax deduction for certain compensation exceeding $1,000,000 paid to the Chief Executive Officer or any of the four other highest paid executive officers, excluding (among other things) certain performance-based compensation. Through December 31, 2000, this provision has not affected the Company's tax deductions, but the Committee will continue to monitor the potential impact of
Section 162(m) on the Company's ability to deduct executive compensation.

    Compensation Committee

    Joseph D. Sargent, Chairman of the Compensation Committee
    John T. Crawford
    James M. Oates

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Board of Directors did not have a Compensation Committee during 1997. Consequently, all Directors participated in deliberations concerning executive compensation, including decisions relative to their own compensation. In January 1998, the Board of Directors created a Compensation Committee. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Mr. Herndon is the Vice President of Strategic Development for Phoenix Home Life Mutual Insurance Company and Mr. Oates is a director of Phoenix Duff & Phelps and Phoenix Funds. Each of Phoenix Home Life Mutual Insurance Company, Phoenix Duff & Phelps and Phoenix Funds are affiliates of the stockholder, PHL Global Holding Company.

COMPARATIVE PERFORMANCE BY THE COMPANY

  The Securities and Exchange Commission requires the Company to present a chart comparing the cumulative total stockholder return on its Common Stock with the cumulative total stockholder return of (i) a broad equity market index and (ii) a published industry index or peer group. Although the chart would normally be for a five-year period, the Common Stock of the Company began trading publicly on March 13, 1998 and, as a result, the following chart commences as of such date. This chart compares the Company's Common Stock with
(i) the Nasdaq Stock Market-United States Index and (ii) an index of peer companies constructed by the Company. Included in the peer group are Complete Business Solutions, Inc., Computer Horizons Corp., Condor Technology Solutions, Inc., IMR Global Corporation and Prt Group Inc.

                             Command Systems, Inc.
                    Comparison of Cumulative Total Return*
                     (March 13, 1998 - December 31, 2000)

                COMPARISON OF 33 MONTH CUMULATIVE TOTAL RETURN
                         AMONG COMMAND SYSTEMS, INC.,
             THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP

                  3/13/98 3/31/98 6/30/98 9/30/98 12/31/98 3/31/99 6/30/99 9/30/99 12/31/99 3/31/00 6/30/00 9/30/00 12/31/00
                  ------- ------- ------- ------- -------- ------- ------- ------- -------- ------- ------- ------- --------
Command Systems,
 Inc. ..........  100.00  118.75   42.19   26.04    28.13   15.89   14.58   14.58    16.67   28.13   15.10   25.00    16.93
Peer Group......  100.00  107.79   92.68   65.90    74.55   40.71   42.75   28.49    45.06   48.84   36.38   26.09    14.98
NASDAQ Stock
 Market (U.S.)..  100.00  102.90  105.55   95.13   123.67  138.17  150.34  152.79   225.66  256.76  220.84  203.79   136.95

--------
* Assumes $100 invested on 3/13/98 and reinvestment of dividends for the fiscal year ended December 31, 2000.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  All transactions, including any loan from the Company to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                                  Schedule I

                              PURCHASER DESIGNEES

Srinivasan Venkatraman

Mr. V. Srinivasan, age 44, has been the Managing Director, and a director, of Parent since January 2000. Mr. V. Srinivasan has been the Managing Director and Chief Executive Officer, and a director, of Purchaser since its inception. He has been Managing Director and Chief Executive Officer, and a director, of ICICI Infotech Services Limited, the parent of Parent and a majority owned subsidiary of ICICI Limited, since June 1999. He is a graduate in mathematics from Madras University and a Chartered Accountant. Mr. Srinivasan joined ICICI Limited in 1980 and served at various levels in the Chennai Zonal Office until 1994. From 1994 to 1996, he headed the Systems Department. Mr. Srinivasan has served as the General Manager and Company Secretary of ICICI Limited from 1996 to 1999. He became a Senior General Manager of ICICI Limited in 2000. His principal business address is ICICI Infotech Services Limited, Zenith House, Keshavrao Khadee Marg, Mahalaxmi, Mumbai 400 034, India.

Manoj Kunkalienkar

Mr. M. Kunkalienkar, age 41, has been a director of Parent since January 2000. Mr. M. Kunkalienkar has been the Secretary and a director of Purchaser since its inception. He has been a Joint President of ICICI Infotech Services Limited since September 1999 and is in charge of its Software Development and Consulting Group. Prior to that, since its inception in 1993, he was the Managing Director of Rohan Software Pvt. Ltd., an Indian software development firm specializing in banking and financial services. He began his career with Patni Computer Services, a leading software house, and has had assignments in organizations such as Data General, both at their headquarters in Boston, USA and at their London office. He specialized in various application areas ranging from Finance to Manufacturing and has been a Consultant to IIT-Mumbai, MTNL, Rashtriya Chemical Fertilizers Limited and Patni Computer Services Limited, among others. He has handled projects in many overseas locations. He has done his B.Tech in Electrical Engineering and his M. Tech in Computer Science from IIT-Mumbai. His principal business address is ICICI Infotech Services Limited, Zenith House, Keshavrao Khadee Marg, Mahalaxmi, Mumbai 400 034, India.

Kalpana Morparia

Ms. Kalpana Morparia, age 52, holds Bachelor's degrees in Science and Law. She worked in the Legal Department of ICICI Limited from 1975 to 1994. Since 1996, when she was designated as a General Manager, she was in charge of the legal, planning, treasury and corporate communications departments. In 1998, she was designated as a Senior General Manager of ICICI Limited. Currently, Ms. Morparia is in charge of Legal, Human Resources Development, Corporate Communications, Planning and Strategic Support Group and Special Projects.

                                   EXHIBIT A

                             COMMAND SYSTEMS, INC.

                            AUDIT COMMITTEE CHARTER

I. Composition

  The Audit Committee (the "Committee") of Command Systems, Inc. (the "Company") is a standing committee of the Board of Directors (the "Board") established to assist the Board in fulfilling its statutory, regulatory and fiduciary responsibilities. The Committee shall consist of at least three "independent" directors who shall meet the "membership requirements" of Nasdaq (as both those terms are defined by Nasdaq). At least one of the directors on the Committee shall have past employment experience in finance or accounting, the requisite professional certification in accounting or other comparable experience or background required by Nasdaq, as the same may be amended from time to time. The Board shall appoint the members of the Committee.

II. Authority

  The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent public accountants to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

III. Purpose

  The purpose of the Committee shall be to assist the Board in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, systems of internal control, the audit process and the Company's process for monitoring compliance with the laws, regulations and the Company's code of conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the internal and external auditors.

IV. Meetings

  The Committee will have three regularly scheduled meetings each fiscal year. In addition, the Committee will meet at other times if deemed necessary to completely discharge its duties and responsibilities as outlined in this charter. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent public accountants, in separate executive sessions, to discuss any matters that the Committee or each of these groups believe should be discussed privately.

V. Responsibilities and Duties

  The Board delegates to the Committee the following specific duties and responsibilities in addition to those in the preceding paragraphs:

  Documents/Reports Review

  1. Review and reassess the adequacy of the Audit Committee Charter annually and submit the Charter to the Board for approval.

  2. Review the Company's annual audited financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the independent public accountants. Discuss major issues and significant changes regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

  3. Review any internal reports to management prepared by the internal auditing department, if one is created, and management's response. Review with management and the independent public accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

  4. Review with management and the independent public accountants the Company's annual report on Form 10-K and the Company's quarterly report on Form 10-Q prior to its filing or prior to the release of earnings. The chair of the Committee may represent the entire Committee for purposes of this review.

  5. Review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

  Independent Public Accountants

  1. Recommend to the Board the selection, or dismissal when appropriate, of the independent public accountants, which firm is ultimately accountable to the Board. Consider independence and effectiveness and approve the fees and other compensation to be paid to the independent public accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Company to confirm the accountants' independence.

  2. Meet with the independent public accountants to review the scope, accuracy, completeness and overall quality of the annual financial statements.

  3. Receive from the independent public accountants the information they are required to communicate to the Committee under generally accepted auditing standards, including, without limitation:

    a. A formal written statement delineating all relationships between the independent public accountants and the Company, consistent with Independence Standards Board Standard No. 1, and

    b. Engage in a dialogue with the independent public accountants with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent public accountants, and recommend that the Board take appropriate action to enhance the independence of the independent public accountants.

  Financial Reporting Process

  1. In consultation with the independent public accountants, review the integrity of the Company's financial reporting processes, both internal and external.

  2. Meet with management and the independent public accountants prior to the audit to review the planning and staffing of the audit.

  3. Obtain from the independent public accountants assurance that Section 10A of the Private Securities Litigation Reform Act of 1995 has not been implicated.

  4. Discuss with the independent public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or amended, relating to the conduct of the audit.

  5. Review with the independent public accountants any problems or difficulties the accountants may have encountered and any management letter provided by the accountants and the Company's response to that letter. Such review should include:

    a. Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.

    b. Any changes required in the planned scope of the audit.

  6. The Committee shall make regular reports to the Board of Directors. The Committee shall also prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

VI. Other

  1. While the Committee has the responsibility and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent public accountants. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent public accountants, or to assure compliance with laws and regulations.